SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

784109209

 (CUSIP Number)

Jean Diamond
c/o SED International Holdings, Inc.
4916 North Royal Atlanta Drive, Tucker, Georgia
Tel: (770) 491-8962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP NO. 784109209		Page of 2 of 4 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Jean Diamond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 265,114

	8.	Shared Voting Power 271,426

	9.	Sole Dispositive Power 265,114

	10.	Shared Dispositive Power 271,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 536,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.83%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 784109209		Page of 3 of 4 Pages

Item 1.  Security and Issuer.

This Amendment No. 4 (the “Amendment”) is filed by Jean Diamond (“Mrs. Diamond”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 2(c), 3 and 5 of the initial Statement on Schedule 13D filed by Mrs. Diamond on December 19, 2007, Amendment No. 1 filed on February 2, 2009, Amendment No. 2 filed on July 30, 2009 and Amendment No. 3 filed on January __, 2010 (the initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to the shares of common stock, par value $0.01 per share (the “Shares”), of SED International Holdings, Inc., a Georgia corporation (the “Company”), whose principal executive offices are located at 3505 Newpoint Place, #450 Lawrenceville, Georgia 30043.

Item 2. Identity and Background.

(c) As of December 6, 2011, Mrs. Diamond was no longer on the Company’s Board of Directors.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 536,540 Shares includes: (a) 265,114 Shares, of which 61,114 Shares were acquired by stock grants from the Company from 10/23/2007 through 1/5/2012 and 204,000 Shares acquired with personal funds pursuant to successive Rule 10b5-1 trading plans adopted by the Reporting Person in September 2007 and October 2008; and (b) 271,426 Shares held by the Marital Trust of which Mrs. Diamond is co-trustee.

Item 5.  Interest in Securities of the Issuer.

(a)
The Reporting Person is deemed to beneficially own all 536,540 Shares, representing 10.83% of the outstanding Shares calculated in accordance with Rule 13d-3 of the Exchange Act.  The percentage of outstanding Shares beneficially owned by the Reporting Person is based upon 4,954,714 outstanding Shares as of November 1, 2011 pursuant to  the Company’s quarterly report on Form 10Q for the period ended September 30, 2011; and

(b)
The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 536,540 Shares beneficially owned by her with the following exceptions: (i) the Shares underlying the aforementioned option cannot be voted or disposed of until exercise of such option and acquisition of the underlying Shares; and (ii) with respect to 271,426 of these Shares held in the Marital Trust, such powers are shared with her co-trustee, Mrs. Elster; and

(c)
The Reporting Person was awarded, on January 5, 2012, 3,571 restricted Shares by the Company for director compensation for the period ended December 31, 2011 and did not have any other transactions in the Shares during the past sixty days.

SCHEDULE
13D
CUSIP NO. 784109209		Page of 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2012

/s/ Jean Diamond
Jean Diamond